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Exhibit 2

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Third Quarter Management Discussion and Analysis
for the Periods Ended October 31, 2005

December 2, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER)

(All figures are in United States dollars unless otherwise indicated)

Highlights

  •
  Aber's net earnings for the quarter were $33.7 million with earnings per share of $0.58 (cash earnings per share of $1.46(1)) as compared to net earnings of $19.0 million and earnings per share of $0.33 (cash earnings per share of $0.91(1)) for the previous quarter.

  •
  The Company recorded sales for the quarter ended October 31, 2005 of $153.5 million compared to $104.1 million for the comparable quarter of the prior year

  •
  Sales from the mining and retail segments for the third quarter were 63% and 18% higher respectively compared to the comparable quarter of the prior year.

  •
  Earnings from operations for the mining and retail segments were $68.5 million and $3.2 million respectively for the third quarter compared to $38.8 million and ($0.4) million respectively for the comparable quarter of the prior year.

  •
  Aber's share of diamonds recovered from the Diavik Mine was 0.9 million carats for the three months ended September 30, 2005, compared to 0.9 million carats for the comparable quarter of the prior year.

  •
  Aber continues to generate strong levels of working capital, being $277.6 million at October 31, 2005, compared to $156.6 million at January 31, 2005.

  •
  The Company has declared a quarterly dividend of $0.25 per share to be paid on January 13, 2006.

        (1)Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All figures are in United States dollars unless otherwise indicated)
Prepared as of December 2, 2005

        The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three and nine months ended October 31, 2005, and its financial position as at October 31, 2005. This MD&A is based on the Company's consolidated interim financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2005 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2005. Unless otherwise specified, all financial information is presented in United States dollars. All references to "third quarter" refer to the three months of Aber ended October 31.

        This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 31 of this Interim Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

        The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

        Certain comparative figures have been reclassified to conform to the current year's presentation.

Summary Discussion

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), the premier fine jewelry and watch retailer. Aber's mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond marketplace, Aber has charted a unique course to continue to build shareholder value.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

        Diamond prices for both rough and polished goods have climbed substantially over the year due to ongoing mine shortages of core size and quality range. This has been especially noticeable in the better quality goods that are most in demand by the retail brands. During the run-up to the holiday shopping season, rough diamond price increases have paused as the market waits to assess the strength of the American market in particular. Diamond prices are expected to continue to rise over the next several years as expanding demand meets stable to declining supply.

The Retail Jewelry Market

        The third quarter was marked by a general weakening in US consumer confidence brought about by inflation concerns, rising interest rates, and effects of the US hurricanes, while the global economy grappled with increasing energy costs. The high end of the jewelry market, however, showed resilience as the luxury goods sector is typically insulated in the short term from these broad based macro economic factors.

Consolidated Financial Results

        The following is a summary of the Company's consolidated quarterly results for the eight quarters ended October 31, 2005, following the basis of presentation utilized in its Canadian GAAP financial statements:

        (expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY06 Q3	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	Nine Months ended October 31, 2005	Nine Months ended October 31, 2004
Sales	$153,512	$115,699	$110,132	$144,581	$104,065	$84,487	$52,269	$41,638	$379,343	$240,821
Cost of sales	57,641	53,065	59,119	77,730	45,244	37,746	28,591	26,128	169,825	111,581

	95,871	62,634	51,013	66,851	58,821	46,741	23,678	15,510	209,518	129,240
Selling, general and administrative expenses	24,189	22,711	23,394	27,500	20,452	17,632	8,714	3,704	70,294	46,798

Earnings from operations	71,682	39,923	27,619	39,351	38,369	29,109	14,964	11,806	139,224	82,442

Interest and financing expenses	(3,353)	(3,668)	(3,401)	(5,138)	(3,522)	(3,530)	(3,407)	(7,127)	(10,422)	(10,459)
Other income	795	885	886	8,102	574	467	495	281	2,566	1,536
Foreign exchange gain (loss)	(4,184)	(2,263)	496	2,837	(8,543)	760	(349)	(338)	(5,951)	(8,132)

Earnings before income taxes	64,940	34,877	25,600	45,152	26,878	26,806	11,703	4,623	125,417	65,387
Income taxes	30,775	15,400	12,412	13,755	18,921	14,798	8,862	1,460	58,587	42,581

Earnings before minority interest	34,165	19,477	13,188	31,397	7,957	12,008	2,841	3,163	66,830	22,806
Minority interest	423	457	(394)	1,865	(503)	(287)	44	—	486	(746)

Earnings	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$3,163	$66,344	$23,552

Basic earnings per share	$0.58	$0.33	$0.23	$0.51	$0.15	$0.21	$0.05	$0.06	$1.14	$0.41
Diluted earnings per share	$0.57	$0.32	$0.23	$0.50	$0.14	$0.21	$0.05	$0.06	$1.12	$0.40
Total assets	$1,016,183	$927,652	$936,185	$896,952	$957,779	$834,532	$817,980	$644,244	$1,016,183	$957,779
Total long-term liabilities	$420,821	$378,372	$389,991	$311,545	$403,011	$334,317	$320,749	$241,303	$420,821	$403,011

Three Months Ended October 31, 2005 Compared to Three Months Ended July 31, 2005 and October 31, 2004

Net Earnings

        The third quarter earnings of $33.7 million or $0.58 per share represent an increase of $14.7 million or $0.25 per share as compared to the second quarter results of $19.0 million or $0.33 per share, and an increase of $25.3 million or $0.43 per share as compared to the results from the third quarter of the prior year. The Company's cash earnings per share for the third quarter was $1.46 compared to cash earnings of $0.91 in the second quarter and $0.80 in the third quarter of the prior year.

Revenue

        Sales for the third quarter totalled $153.5 million, consisting of rough diamond sales of $112.2 million and sales from Harry Winston of $41.3 million. This compares to sales of $115.7 million in the prior quarter (rough diamond sales of $70.8 million and sales from Harry Winston of $44.9 million) and sales of $104.1 million in the comparable quarter of the prior year (rough diamond sales of $69.0 million and sales from Harry Winston of $35.1 million). Ongoing quarterly variations in revenues are inherent in Aber's business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

        The Company's third quarter cost of sales was $57.6 million compared to $53.1 million for the previous quarter and $45.2 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See "Segmented Analysis" on page 8 for additional information.

Selling, General and Administrative Expenses

        Selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and related office costs. The third quarter saw SG&A expenses of $24.2 million, as compared to $22.7 million from the previous quarter and $20.5 million for the comparable quarter of the prior year.

        An increase of $1.5 million from the second quarter resulted from an increase of $0.8 million in advertising, an increase of $0.9 million in salaries and benefits (which includes stock compensation), an increase of $0.2 million in other expenses. The increase of $3.7 million from the third quarter of the prior year resulted from an increase of $1.6 million in advertising, $1.0 million in rent, $0.9 million in salaries and benefits and $0.2 million in other expenses. See "Segmented Analysis" on page 8 for additional information.

Income Taxes

        Aber recorded a tax expense of $30.8 million during the quarter compared to $15.4 million in the previous quarter and $18.9 million in the comparable quarter of the previous year. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 47%, which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact on foreign exchange, and earnings subject to tax different than statutory rate. The increase in the effective tax rate in the third quarter compared to the previous quarter is primarily due to the strengthening of the Canadian dollar against the US dollar in the third quarter.

        The Company's functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $5.4 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

        The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024.

        The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended October 31, 2005	Three months ended July 31, 2005	Three months ended October 31, 2004
Statutory income tax rate	40%	40%	41%
Large Corporations Tax	1%	1%	2%
Stock compensation	1%	1%	2%
Resource allowance	0%	0%	(3)%
Northwest Territories mining royalty	9%	9%	10%
Impact of foreign exchange	2%	1%	13%
Earnings subject to tax different than statutory rate	(5)%	(5)%	0%
Other items	(1)%	(3)%	5%
Effective income tax rate	47%	44%	70%

Interest and Financing Expenses

        Interest and financing expenses of $3.4 million were incurred during the quarter compared to $3.7 million for the preceding quarter and $3.5 million during the comparable quarter of the prior year. Interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

        Other income of $0.8 million was recorded during the quarter compared to $0.9 million from the preceding quarter and $0.6 million from the comparable quarter of the prior year. Other income includes interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

        A foreign exchange loss of $4.2 million was recognized during the quarter compared to a loss of $2.3 million in the previous quarter and a loss of $8.5 million in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any hedges outstanding.

Segmented Analysis

        The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

	FY06 Q3	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004
Sales	$112,243	$70,795	$68,507	$85,252	$68,980	$56,281	$42,153	$41,638	$251,545	$167,414
Cost of sales	38,929	29,759	37,593	46,356	26,203	23,234	23,521	26,128	106,281	72,958

	73,314	41,036	30,914	38,896	42,777	33,047	18,632	15,510	145,264	94,456
Selling, general and administrative expenses	4,809	3,991	4,108	3,792	3,997	4,239	3,996	3,704	12,908	12,232

Earnings from operations	$68,505	$37,045	$26,806	$35,104	$38,780	$28,808	$14,636	$11,806	$132,356	$82,224

        The mining segment includes the production and sale of rough diamonds.

        Sales for the quarter totalled $112.2 million compared to $70.8 million in the second quarter and $69.0 million in the comparable quarter of the prior year. The Company held three rough diamond sales in the third quarter, two in the previous quarter and two in the comparable quarter of the prior year. Sales for the current quarter were positively impacted by increased quantity and more favourable quality and size distribution of the rough diamonds sold during the quarter. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of the production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

        Aber commenced sorting and marketing activities in India during the third quarter of the current fiscal year through the opening of a domestic office in Mumbai. These marketing activities focused on providing a wider variety of sales assortments of rough diamonds directly to new and existing clients in India.

        Cost of sales includes cash operating costs of $22.2 million, non-cash operating costs of $14.6 million and private production royalties of $2.1 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        The third quarter gross margin was 65% compared to 58% in the preceding quarter and 62% in the comparable quarter of the prior year. The increase in the gross margin is primarily due to stronger rough diamond prices realized during the quarter.

        SG&A for the mining segment increased by $0.8 million from the second quarter as the result of a $0.6 million increase in salaries and benefits, including stock option compensation, and an increase of $0.2 million in office related expenses. This compares to an increase of $0.8 million from the third quarter of the prior year, which resulted from an increase of $0.5 million in salaries and benefits, an increase of $0.2 million in shipping and courier costs, an increase of $0.2 million in insurance and a decrease of $0.1 million in other expenses.

Retail

(expressed in thousands of United States dollars) (unaudited)

	FY06 Q3	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004
Sales	$41,269	$44,904	$41,625	$59,329	$35,085	$28,206	$10,116	$—	$127,798	$73,407
Cost of sales	18,712	23,306	21,526	31,374	19,041	14,512	5,070	—	63,544	38,623

	22,557	21,598	20,099	27,955	16,044	13,694	5,046	—	64,254	34,784
Selling, general and administrative expenses	19,380	18,720	19,286	23,708	16,455	13,393	4,718	—	57,386	34,566

Earnings (loss) from operations	$3,177	$2,878	$813	$4,247	$(411)	$301	$328	$—	$6,868	$218

        The retail segment includes sales from Harry Winston's eight salons, which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei. Controlling interest in Harry Winston was acquired on April 1, 2004.

        Sales for the second quarter were $41.3 million compared to $44.9 million for the previous quarter and $35.1 million from the comparable quarter of the prior year. The 8% decrease in Harry Winston sales relative to that of the previous quarter is primarily attributed to the absence of any significant gift giving holidays during the current period. The 18% increase in sales relative to the comparable quarter of the prior year is attributed to the increased availability of product, improved merchandising mix and the continued strength of the luxury goods sector.

        Cost of sales for Harry Winston for the third quarter was $18.7 million compared to $23.3 million in the previous quarter and $19.0 million for the comparable quarter of the prior year. The increase in gross margins is due principally to the sale of high-margin items from a newly refined merchandise mix.

        SG&A expense was $19.4 million in the third quarter as compared to $18.7 million in the second quarter and $16.5 million in the comparable quarter of the prior year. The increase in SG&A from the second quarter was a result of higher advertising and selling expenses of $0.8 million and higher salaries and benefits of $0.2 million, offset by a decrease in professional fees of $0.2 million and a decrease in other expenses of $0.1 million. SG&A increased from the comparable quarter of the prior year as a result of an increase in advertising and selling expenses of $1.7 million, an increase in rent expenses of $0.9 million, an increase in salaries and benefits of $0.4 million and a decrease in other expenses of $0.1 million.

Nine Months Ended October 31, 2005 Compared to Nine Months Ended October 31, 2004

Net Earnings

        Aber's net earnings for the nine months ended October 31, 2005 totalled $66.3 million or $1.14 per share (cash earnings per share $2.90), compared to net earnings of $23.6 million or $0.41 per share (cash earnings per share of $1.75) for the same period of the preceding year.

Revenue

        Aber recorded sales for the nine months ended October 31, 2005 of $379.3 million compared to sales of $240.8 million for the nine months ended October 31, 2004. Rough diamond sales accounted for $251.5 million of these sales compared to $167.4 million for the comparable period of the prior year. Harry Winston sales of $127.8 million accounted for the balance, compared to $73.4 million for the comparable quarter of the prior year, which included seven months of Harry Winston sales from the date of acquisition by Aber on April 1, 2004. The Company completed eight rough diamond sales during the nine months ended October 31, 2005 compared to six for the comparable nine months of the prior year.

Cost of Sales

        The Company recorded cost of sales of $169.8 million during the nine months ended October 31, 2005 compared to $111.6 million during the nine months of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities.

Selling, General and Administrative Expenses

        Aber incurred SG&A expenses of $70.3 million for the nine months ended October 31, 2005, compared to $46.8 million incurred for the nine months ended October 31, 2004. Included in SG&A expense for the nine months ended October 31, 2005 are $12.9 million for the mining segment as compared to $12.2 million for the nine months ended October 31, 2004, and $57.4 million for the retail segment, as compared to $34.6 million for the prior year. SG&A expenses for the retail segment for the prior year included only seven months of expenses from April 1, 2004, the date of Aber's acquisition of a 51% interest in Harry Winston, to October 31, 2004.

        The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, rent and related office costs.

        The increase of $23.5 million in SG&A from the comparable period of the prior year resulted from an increase of $8.7 million in salaries and benefits, $8.2 million in advertising, $3.5 million in rent, $1.6 million in other expenses and $1.5 million in professional fees. The increase in spending was incurred as part of the Harry Winston growth strategy.

Income Taxes

        Aber recorded a tax expense of $58.6 million during the nine months ended October 31, 2005, compared to $42.6 million during the nine months ended October 31, 2004. The Company's effective income tax rate for the nine months ended October 31, 2005, excluding Harry Winston, is 46%, which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact on foreign exchange, and earnings subject to tax different than the statutory rate. The income tax expense recorded in the preceding year reflected additional future income tax liabilities due to an increase of 2% in future income tax rates in the Northwest Territories. The preceding year income tax expense also included an adjustment to the future royalty liabilities. In addition, the foreign exchange fluctuation between the Canadian dollar and the U.S dollar was greater in the nine months ended October 31, 2004 as compared to the nine months ended October 31, 2005. The result is a lower effective income tax rate for the nine months ended October 31, 2005 compared with the nine months ended October 31, 2004.

        The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024.

        The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Statutory income tax rate	40%	41%
Large Corporations Tax	1%	2%
Stock compensation	1%	2%
Resource allowance	(1)%	(1)%
Northwest Territories mining royalty	9%	11%
Impact of foreign exchange	2%	5%
Impact of changes in future income tax rates	0%	5%
Earnings subject to tax different than statutory rate	(4)%	(2)%
Other items	(1)%	2%
Effective income tax rate	47%	65%

Interest and Financing Expenses

        Interest and financing expenses of $10.4 million were incurred during the nine months ended October 31, 2005 compared to $10.5 million for the comparable period in the preceding year. Interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

        Other income includes interest earned on the Company's various bank accounts.

Foreign Exchange Gain (Loss)

        A foreign exchange loss of $6.0 million was recognized during the nine months ended October 31, 2005 compared to a loss of $8.1 million recognized during the nine months ended October 31, 2004. The current year loss was primarily the result of a $7.3 million unrealized foreign exchange loss on the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company. The Company does not currently have any hedges outstanding.

Operational Update

        Aber's results of operations include results from its mining operations and results from Harry Winston.

Mining

        In the three months ended September 30, 2005, the Diavik Mine produced 2.18 million carats from 0.62 million tonnes of ore that was evenly sourced from the A-154 South and North kimberlite pipes. The annualized processing rate of 2.48 million tonnes achieved in the quarter continues to surpass name plate capacity while diamond production decreased marginally from the comparable period in the prior year. The current quarter's production was from a mixture of ore from both the A-154 North and South kimberlite pipes while the comparable period's production was entirely sourced from the higher grade A-154 South kimberlite pipe.

        Ore processed in the calendar quarter improved marginally over the prior calendar quarter while diamond production decreased by 13%. Modifications made to the A-154 pit design resulted in a greater proportion of ore being sourced from the A-154 North kimberlite pipe. A weight reconciliation of the year-to-date ore processed was made in the third calendar quarter. The reconciliation resulted in an improvement to the grade for the second calendar quarter from the original 3.87 carats per tonne to 4.2 carats per tonne.

        On October 15, 2005, the 1.3 kilometre long embankment that encloses the A-418 pipe in Lac de Gras was completed. The structure, stretching from the existing A-154 dike to East Island, is the first phase in the construction of the A-418 dike. The construction of this dike has been accelerated to allow completion in 2006 and mining of the A-418 pipe in 2007.

        During the calendar quarter, the decline to access the underground portions of the A-154 South, A-154 North and A-418 kimberlite pipes was advanced to 625 metres from the portal collar as work continued on the underground feasibility studies. The decline into the A-21 kimberlite has been started as the first step in a drilling and bulk sampling program, with the objective of bringing the A-21 resource into ore reserves by the end of calendar 2006.

        The application for renewal of the Diavik Mine's water license has been submitted to the regulatory authorities as the first step in the process to a renewal in 2007.

        Aber's 40% share of Diavik Mine production:

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Diamonds recovered (000s carats)	871	905	2,577	2,429
Grade (carats/tonne)	3.52	4.04	3.73	4.06
Operating costs, cash ($ millions)	19.3	17.8	55.5	50.4
Operating costs per carat, cash ($)	22	20	22	21

        Cash operating costs for the three months ended September 30, 2005 of $19.3 million increased by $1.5 million from the comparable period of the prior year as the result of a $1.7 million increase in costs due to the strengthening of the Canadian dollar against the US dollar, offset by a small reduction in actual cash operating costs of $0.2 million.

        For the nine months ended September 30, 2005, cash operating costs of $55.5 million increased by $5.1 million, of which $4.1 million resulted from the strengthening of the Canadian dollar against the US dollar.

Retail

        Harry Winston performed well through the third quarter, continuing the strong performance from the previous quarters. There was a marked increase in gross margin due principally to the sale of high-margin items from a newly refined merchandise mix. Strong third quarter sales were recorded in each of Harry Winston's core markets, particularly the US, underlying the strength of both the Harry Winston brand and the high-end luxury sector.

        Harry Winston continues to leverage its association with Aber in order to source its required polished diamond needs. The continued scarcity of high-end polished diamonds and the projected long-term shortage of these goods is an ongoing challenge, but a purchasing plan utilizing diamond professionals from both companies is in place to ensure inventory is procured above normal replenishment needs.

        The newly launched Marquesa collection was introduced to the press during the quarter and preparations continue for the introduction of the collection to the store network in time for the holiday season. In addition to the launch of the new collection, Harry Winston hosted additional marketing events in advance of the planned new store openings in Bal Harbour, Ala Moana and Beverly Hills and the holiday season.

Liquidity and Capital Resources

Working Capital

        Working capital increased to $277.6 million at October 31, 2005 from $156.6 million at January 31, 2005. As at October 31, 2005, Aber had unrestricted cash and cash equivalents of $166.9 million and contingency cash collateral and reserves of $14.3 million compared to $123.6 million and $13.8 million respectively at January 31, 2005. Included in unrestricted cash and cash equivalents at October 31, 2005 was $10.3 million held at the Diavik Mine compared to $6.9 million at January 31, 2005.

Cash Flow from Operations

        During the quarter ended October 31, 2005, Aber generated $81.0 million in cash from operations, compared to $44.1 million from the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber's business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the third quarter, the Company purchased $11.2 million of inventory, increased prepaid expenses by $2.6 million, increased accounts receivable of $1.5 million and increased accounts payable and accrued liabilities by $8.8 million.

Financing Activities

        During the third quarter, Aber increased its senior secured revolving facility by $10.0 million to fund operating expenses. At October 31, 2005, the Company had $61.2 million outstanding on its senior secured term facility and $70.0 million outstanding on its senior secured revolving credit facility.

        As at October 31, 2005, Harry Winston had $61.7 million outstanding on its $85.0 million credit facility, which is primarily used to fund salon inventory and capital expenditure requirements. This represents an increase of $9.7 million from July 31, 2005.

        The Company made a dividend payment of $14.5 million to its shareholders, or $0.25 per share, in the third quarter. On a year to date basis, dividends of $37.7 million have been paid to Aber's shareholders.

        In the first quarter, Aber purchased 150,000 common shares on the open market for $4.7 million for cancellation as part of its normal course issuer bid.

Investing Activities

        Included in deferred mineral property costs are purchases of $2.8 million and a transfer of $10.6 million of work-in-progress to capital assets during the third quarter. The Company also purchased capital assets of $20.6 million, of which $16.4 million were purchased for the mining segment and $4.2 million for Harry Winston.

        During the first quarter, the Company paid $51.1 million for the remaining balance of the promissory note issued in connection with the purchase of its controlling interest in Harry Winston, and paid a further $6.8 million to purchase 51% of Harry Winston's convertible subordinated notes from two of its minority shareholders.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture's total expenditures on a monthly basis. Aber's currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2005 to 2009, is approximately $230.0 million.

        The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations ($000s)	Total	Less than 1 year	Year 2-3	Year 4-5	After 5 years
Long-term debt(a)	$207,833	$39,378	$152,547	$9,733	$6,175
Environmental and participation agreements incremental commitments(b)	74,529	9,680	19,980	3,386	41,483
Lease obligations(c)	82,046	9,758	18,703	17,956	35,629

Total contractual obligations	$364,408	$58,816	$191,230	$31,075	$83,287

        (a)Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing September 2006. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

        Included under long-term debt is Harry Winston's $85.0 million credit facility (increased to $85.0 million from $70.0 million at August 31, 2005), which expires on March 31, 2008, with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to convertible subordinated note agreements totalling $6.5 million, with two of Harry Winston's minority shareholders. The notes are due on December 31, 2005, bear interest at 11% per annum and are payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston, at its option, may prepay all or a portion of the outstanding balance based upon an early redemption price or convert the notes into common shares of Harry Winston.

        (b)The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit, of which Aber's share as at October 31, 2005 was $35.0 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $35.0 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

        (c)Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

Outlook

        Work continues to progress on the A-418 dike construction, underground feasibility studies and the A-21 bulk sample. Additional rockfill for the A-418 dike will be placed on the inside of the recently completed embankment with a concrete cut-off wall, jet grout columns and a grout curtain along the centre to make the dike watertight. Dike construction is expected to be completed in 2006 to allow for pre-stripping and open pit mining to begin in 2007. Completion of the A-21 bulk sample is also expected by end of calendar 2006, and efforts are being made to exceed the current forecasted peak production of 10 million carats per annum when A-154 South, A-154 North and A-418 are all on line. Efforts continue to be made to improve the diamond breakage characteristics of the processing plant, and trial run of continuous mining techniques will be undertaken during 2006 in an effort to reduce drill-blast damage to the diamond production.

        Aber expects to hold two rough diamond sales in the fourth quarter compared to three in the prior year and continues to expect that full year production from the Diavik Mine will meet previous estimates of about 8.5 million carats on a 100% basis.

        Harry Winston continues to move forward with its plan of new salon openings, along with the global introduction of the new Marquesa collection. Miami and Honolulu salons are on track to open in the fourth quarter. The new Beverly Hills salon, opening in January 2006, replaces the existing salon and will be Harry Winston's flagship store on the West Coast of the US. The new flagship salon is designed by internationally renowned architect Thierry Despont.

Non-Canadian GAAP Performance Measures

        References to "cash earnings" are to earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that cash earnings enables management and investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

        (expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY06 Q3	FY06 Q2	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004
Earnings	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$3,163	$66,344	$23,552
Non-cash income tax	30,375	12,788	5,320	11,905	17,888	14,356	8,079	237	48,483	40,323
Non-cash foreign exchange loss (gain)	3,656	3,618	(1,896)	(1,550)	8,608	(888)	440	560	5,378	8,160
Depreciation and amortization	16,662	17,472	13,685	29,421	11,477	10,195	7,188	12,484	47,819	28,860

Cash earnings	$84,435	$52,898	$30,691	$69,308	$46,433	$35,958	$18,504	$16,444	$168,024	$100,895

Cash earnings per share	$1.46	$0.91	$0.53	$1.20	$0.80	$0.63	$0.32	$0.29	$2.90	$1.75

Related Parties

        Transactions with related parties for the three months ended October 31, 2005 include $0.1 million payable (nine months ended October 31, 2005 — $0.4 million) under management agreements with all of Harry Winston's shareholders, and $0.4 million of rent (nine months ended October 31, 2005 — $1.3 million) relating to the New York salon, payable to an employee and shareholder of Harry Winston.

Critical Accounting Estimates

        Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. There have been no changes to the Company's critical accounting policies or estimates from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2005.

Risks and Uncertainties

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

        The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in significant part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, will therefore increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston, respectively.

        From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

        The operation of the Diavik Mine and exploration activities at the Diavik Project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

        Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

        The Diavik Mine's fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2006 fuel consumption.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

        Aber, through its 51% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Outstanding Share Information

as at October 31, 2005

Authorized	Unlimited
Issued and outstanding shares	57,991,098
Fully diluted(1)	58,853,540
Weighted average outstanding shares	57,908,364
Options outstanding	1,928,120

        (1)Fully diluted shares outstanding under the treasury stock method.

Additional Information

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

CONSOLIDATED BALANCE SHEETS
(expressed in thousands of United States dollars)

	October 31, 2005	January 31, 2005
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$166,856	$123,596
Cash collateral and cash reserves (note 3)	14,266	13,786
Accounts receivable	16,227	17,403
Inventory and supplies (note 4)	185,046	138,927
Advances and prepaid expenses	22,062	10,748

	404,457	304,460
Deferred mineral property costs	185,588	200,029
Capital assets	294,815	260,616
Intangible assets, net	43,090	43,597
Goodwill	41,966	41,966
Future income tax asset	24,330	22,385
Deferred charges and other assets	21,937	23,899

	$1,016,183	$896,952

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$82,276	$58,746
Promissory note (note 6)	—	50,902
Bank advances	5,187	5,791
Current portion of long-term debt	39,419	32,451

	126,882	147,890
Long-term debt	168,414	118,359
Future income tax liability	232,203	174,468
Other long-term liability	4,863	4,863
Future site restoration cost	15,341	13,855
Minority interest (note 1)	20,858	18,045
Shareholders' equity:
Share capital (note 7)	294,528	292,119
Stock options	11,138	9,260
Retained earnings	126,234	101,460
Cumulative translation adjustment	15,722	16,633

	477,622	419,472
Commitments and guarantees (note 8)	$1,016,183	$896,952

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF EARNINGS
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months Ended October 31, 2005	Three Months Ended October 31, 2004	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004
Sales	$153,512	$104,065	$379,343	$240,821
Cost of sales	57,641	45,244	169,825	111,581

	95,871	58,821	209,518	129,240
Selling, general and administrative expenses	24,189	20,452	70,294	46,798

Earnings from operations	71,682	38,369	139,224	82,442
Interest and financing expenses	(3,353)	(3,522)	(10,422)	(10,459)
Other income	795	574	2,566	1,536
Foreign exchange loss	(4,184)	(8,543)	(5,951)	(8,132)

Earnings before income taxes	64,940	26,878	125,417	65,387
Income taxes — Current	(489)	1,033	9,215	2,262
Income taxes — Future	31,264	17,888	49,372	40,319

Earnings before minority interest	34,165	7,957	68,830	22,806
Minority interest	423	(503)	486	(746)

Net earnings	$33,742	$8,460	$66,344	$23,552

Earnings per share
Basic	$0.58	$0.15	$1.14	$0.41

Fully diluted	$0.57	$0.14	$1.12	$0.40

Weighted average number of shares outstanding	57,918,644	57,616,332	57,908,364	57,485,192

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(expressed in thousands of United States dollars) (unaudited)

	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Retained earnings, beginning of period	$101,460	$57,031
Net earnings	66,344	23,552
Dividends paid	(37,667)	—
Excess of repurchase price of common shares over stated value (note 7)	(3,903)	—
Retained earnings, end of period	$126,234	$80,583

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars) (unaudited)

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Cash provided by (used in):
Operating:
Net earnings	$33,742	$8,460	$66,344	$23,552
Items not involving cash:
Amortization and accretion	16,662	11,477	47,819	28,860
Future income taxes	30,375	10,364	48,483	28,585
Stock-based compensation	531	715	1,878	2,178
Foreign exchange	3,656	8,608	5,378	8,160
Minority interest	2,361	(3,553)	2,813	(3,956)
Loss on disposal of capital assets	199	—	199	—
Change in non-cash operating working capital	(6,542)	8,042	(30,443)	(10,886)

	80,984	44,113	142,471	76,493

Financing:
Repayment of long-term debt	(91)	(78)	(19,064)	(50,226)
Increase/(decrease) in revolving credit	19,548	28,360	80,628	39,386
Deferred financing	—	—	(321)	(4,220)
Dividends paid	(14,496)	—	(37,667)
Issue of common shares	1,262	2,041	3,166	56,676
Common shares purchased for cancellation	—	—	(4,660)	—

	6,223	30,323	22,082	41,616

Investing:
Cash collateral and cash reserve	(427)	(222)	(480)	86,536
Deferred mineral property costs	(2,778)	(2,754)	(33,104)	(6,107)
Capital assets	(20,562)	(3,299)	(30,605)	(12,106)
Deferred charges	216	—	(332)	(2,719)
Purchase of Harry Winston (net of cash acquired)	—	(336)	—	(30,298)
Payment to Harry Winston minority shareholders	—	—	(57,867)	—

	(23,551)	(6,611)	(122,388)	35,306

Foreign exchange effect on cash balances	2,349	2,541	1,095	2,191
Increase in cash and cash equivalents	66,005	70,366	43,260	155,606
Cash and cash equivalents, beginning of period	100,851	108,868	123,596	23,628

Cash and cash equivalents, end of period	$166,856	$179,234	$166,856	$179,234

Change in non-cash operating working capital:
Accounts receivable	(1,544)	(3,040)	1,563	385
Advances and prepaid expenses	(2,596)	718	(11,018)	1,433
Inventory and supplies	(11,191)	(10,142)	(46,119)	(25,875)
Accounts payable and accrued liabilities	8,789	20,506	25,131	13,171

	$(6,542)	$8,042	$(30,443)	$(10,886)

Supplemental cash flow information:
Cash taxes paid	$1,279	$371	$5,200	$2,546
Cash interest paid	$3,296	$2,586	$9,615	$7,585

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005 (tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1 — Nature of Operations

        Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

        The Company's most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company's financial statements with a one-month lag.

        Aber owns a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, US. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004. Minority interest represents the remaining 49% ownership of Harry Winston not held by Aber.

Note 2 — Significant Accounting Policies

        The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2005.

        The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2005 since these financial statements do not include all disclosures required by generally accepted accounting principles.

Note 3 — Cash Resources

	October 31, 2005	January 31, 2005
Diavik Joint Venture	$10,255	$6,889
Cash and cash equivalents	156,601	116,707
Total cash and cash equivalents	166,856	123,596
Cash collateral and cash reserves	14,266	13,786

Total cash resources	$181,122	$137,382

Note 4 — Inventory and Supplies

	October 31, 2005	January 31, 2005
Rough diamond inventory	$17,478	$19,013
Merchandise inventory	149,088	110,175
Supplies inventory	18,480	9,739

Total inventory and supplies	$185,046	$138,927

Note 5 — Diavik Joint Venture

        The following represents Aber's 40% proportionate interest in the assets, liabilities and expenses of the Joint Venture as at September 30, 2005, and December 31, 2004.

	October 31, 2005	January 31, 2005
Current assets	$52,006	$33,057
Long-term assets	399,751	379,860
Current liabilities	18,121	9,198
Long-term liabilities and participant's account	433,636	403,709

	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Net expense	$33,778	$28,909	$97,874	$84,996
Cash flows resulting from operating activities	(16,679)	(12,222)	(66,778)	(55,116)
Cash flows resulting from financing activities	28,641	11,944	121,080	67,186
Cash flows resulting from investing activities	(15,597)	(3,909)	(51,478)	(11,719)

Note 6 — Promissory Note

	October 31, 2005	January 31, 2005
Promissory note	$—	$50,902

        The $50.9 million represents the balance of the purchase price payable plus accrued interest (accrued interest to January 31, 2005) by the Company for its acquisition of 51% of Harry Winston, paid on March 3, 2005.

Note 7 — Share Capital

(A)
AUTHORIZED

        Unlimited common shares without par value.

(B)
ISSUED

	Number of Shares	Amount
Balance, January 31, 2005	57,918,279	$292,119
Shares issued for cash on exercise of options	222,819	3,166
Common shares purchased for cancellation	(150,000)	(757)
Balance, October 31, 2005	57,991,098	$294,528

        The Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares on the open market. The notice filed with the TSX provides that the Company may purchase, through the facilities of the TSX over a one-year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. The purchases commenced on February 14, 2005, and will terminate on the earliest of the date on which the Company completes its purchases pursuant to the notice, the Company terminates the program, and February 13, 2006. Purchases made by the Company will be in accordance with the rules and policies of the TSX and the prices that the Company will pay for the shares will be the market price of such shares at the time of acquisition thereof. Any shares purchased will be cancelled.

        During the first quarter, the Company acquired 150,000 common shares for cancellation for cash of $4.7 million. The excess of the price of common shares repurchased over the stated value has been allocated to retained earnings.

(C)
RESTRICTED AND DEFERRED SHARE UNIT PLANS ("RSU" AND "DSU" PLANS)

        During the nine month period, the Company granted 44,971 RSUs (net of decreases) and 24,260 DSUs under an employee and director incentive compensation program respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber's publicly traded common shares. The Company recognized an expense of $0.6 million (fiscal 2005 — $0.2 million) and $1.2 million (fiscal 2005 — $0.7 million) for the three and nine months ended October 31, 2005.

Note 8 — Commitments and Guarantees

(A)
ENVIRONMENTAL AGREEMENT

        Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for the period ending October 31, 2005. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements at October 31, 2005 was $35.0 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(B)
PARTICIPATION AGREEMENTS

        The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter, until termination. The agreements terminate in the event the Diavik Mine permanently ceases to operate.

(C)
COMMITMENTS

        Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$54,487
2007	62,498
2008	74,109
2009	75,877
2010	76,576
Thereafter	110,158

Note 9 — Employee Benefit Plans

Expenses for the period:	Three months ended October 31, 2005	Three months ended October 31, 2004	Nine months ended October 31, 2005	Nine months ended October 31, 2004
Defined benefit pension plan at Harry Winston	$36	$174	$108	$324
Defined contribution plan at Harry Winston	66	60	198	180
Defined contribution plan at the Diavik Mine	137	112	420	340

	$239	$346	$726	$844

Note 10 — Related Parties

        Transactions with related parties for the three months ended October 31, 2005 include $0.1 million payable (nine months ended October 31, 2005 — $0.4 million) under management agreements with all of Harry Winston's shareholders, and $0.4 million of rent (nine months ended October 31, 2005 — $1.3 million) relating to the New York salon, payable to an employee and shareholder of Harry Winston.

Note 11 — Segmented Information

        The Company operates in two segments within the diamond industry, mining and retail, for the three and nine months ended October 31, 2005.

        The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims in Canada and the sale of rough diamonds in the marketplace.

        The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the Three Months Ended October 31, 2005	Mining	Retail	Total
Revenue
North America	$112,243	$15,953	$128,196
Europe	—	14,740	14,740
Asia	—	10,576	10,576
Cost of sales	38,929	18,712	57,641

	73,314	22,557	95,871
Selling, general and administrative expenses	4,809	19,380	24,189

Earnings from operations	68,505	3,177	71,682
Interest and financing expenses	(2,097)	(1,256)	(3,353)
Other income	921	(126)	795
Foreign exchange loss	(4,071)	(113)	(4,184)

Segmented earnings before income taxes and minority interest	$63,258	$1,682	$64,940

For the Three Months Ended October 31, 2004	Mining	Retail	Total
Revenue
North America	$68,980	$13,166	$82,146
Europe	—	14,634	14,634
Asia	—	7,285	7,285
Cost of sales	26,203	19,041	45,244

	42,777	16,044	58,821
Selling, general and administrative expenses	3,997	16,455	20,452

Earnings from operations	38,780	(411)	38,369
Interest and financing expenses	(2,869)	(653)	(3,522)
Other income	628	(54)	574
Foreign exchange gain (loss)	(8,723)	180	(8,543)

Segmented earnings (loss) before income taxes and minority interest	$27,816	$(938)	$26,878

For the Nine Months Ended October 31, 2005	Mining	Retail	Total
Revenue
North America	$251,545	$48,897	$300,442
Europe	—	45,473	45,473
Asia	—	33,428	33,428
Cost of sales	106,281	63,544	169,825

	145,264	64,254	209,518
Selling, general and administrative expenses	12,908	57,386	70,294

Earnings from operations	132,356	6,868	139,224

Interest and financing expenses	(6,971)	(3,451)	(10,422)
Other income	2,501	65	2,566
Foreign exchange loss	(5,562)	(389)	(5,951)

Segmented earnings before income taxes and minority interest	$122,324	$3,093	$125,417

Segmented assets as at October 31, 2005
Canada	$707,243	$—	$707,243
United States	—	228,247	228,247
Other foreign countries	17,851	62,842	80,693

	$725,094	$291,089	$1,016,183

For the Nine Months Ended October 31, 2004	Mining	Retail	Total
Revenue
North America	$167,414	$28,483	$195,897
Europe	—	27,497	27,497
Asia	—	17,427	17,427
Cost of sales	72,958	38,623	111,581

	94,456	34,784	129,240
Selling, general and administrative expenses	12,232	34,566	46,798

Earnings from operations	82,224	218	82,442

Interest and financing expenses	(8,541)	(1,918)	(10,459)
Other income	1,561	(25)	1,536
Foreign exchange gain (loss)	(8,273)	141	(8,132)

Segmented earnings (loss) before income taxes and minority interest	$66,971	$(1,584)	$65,387

Segmented assets as at October 31, 2004
Canada	$693,087	$—	$693,087
United States	—	187,726	187,726
Other foreign countries	15,067	61,899	76,966

	$708,154	$249,625	$957,779

        Sales to one customer in the mining segment totalled $19.5 million for the nine months ended October 31, 2005 (nine months ended October 31, 2004 — $23.7 million).

Safe Harbour Statement on Forward-Looking Information

        Included in this Interim Report are "forward-looking statements" and "forward-looking information" within the meaning of the US Private Securities Litigation Reform Act of 1995 and within the meaning of securities laws. Forward-looking statements and information may relate to Aber's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "estimate", "intend", "expect", "anticipate", "projected" or other similar expressions concerning matters that are not historical facts. In particular, statements regarding Aber's future operational or financial performance, future operations at the Diavik Mine or the results of future exploration activities are forward-looking statements and information.

        All forward-looking statements and information are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies, regulatory developments, market forces, mine development plans, mining and exploration activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

        Forward-looking statements and information are subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what Aber currently expects. With respect to Aber's future revenues and results of operations, these factors include developments in world diamond markets, changes in diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, and other factors. With respect to the Diavik Diamond Mine, these factors include the results of additional drilling and sampling, changes in diamond valuations, changes in engineering and construction timetables, unanticipated problems with mine operations and production, revisions to mining plans and other operational or production decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, changes in financing arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, the changing budget priorities of Aber or its Joint Venture partner, and other factors.

        Readers are cautioned not to place undue reliance or importance on these forward-looking statements or information, which speak only as of the date of this Interim Report. Due to risks and uncertainties, including the risks and uncertainties identified above, elsewhere in this Interim Report and in the Company's filings with Canadian and United States securities regulatory authorities, actual events may differ materially from current estimates, expectations and projections. The Company disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements and information is contained in the Company's filings with Canadian and United States securities regulatory authorities.

About Aber

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

QuickLinks

Third Quarter Management Discussion and Analysis for the Periods Ended October 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
CONSOLIDATED BALANCE SHEETS (expressed in thousands of United States dollars)
CONSOLIDATED STATEMENT OF EARNINGS (expressed in thousands of United States dollars, except per share amounts) (unaudited)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (expressed in thousands of United States dollars) (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of United States dollars) (unaudited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS October 31, 2005 (tabular amounts in thousands of United States dollars, except as otherwise noted)